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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 AUGUST 9, 2005

           ADVANTAGE ANNOUNCES 2ND QUARTER CONFERENCE CALL AND WEBCAST

                                  (TSX: AVN.UN)
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Advantage Energy Income Fund ("Advantage") will release its unaudited operating and financial results for the second quarter ended June 30, 2005 on Thursday, August 11, 2005.

The conference call will be held on Friday, August 12, 2005 at 9:00 a.m. (11:00 a.m. Eastern time) and can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Friday, August 12, 2005 until approximately midnight, August 19, 2005 and can be accessed by dialing toll free 1-877-660-6853. The account number is 286, conference ID number 162510 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.